Gyrotron Technology, Inc.

3412 Progress Drive

Bensalem, Pennsylvania 19020

December 9, 2014

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Brian Soares

Re:	Gyrotron Technology, Inc.
Application for Withdrawal of the
Form 10 filed on October 15, 2014
File No. 000-55294

Dear Mr. Soares:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Gyrotron Technology, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Form 10 (SEC File No. 000-55294), filed on October 15, 2014, as amended on December 5, 2014 (together with all exhibits thereto, the “Registration Statement”), in connection with the registration of the Company’s common stock, par value $0.001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), effective as of the date hereof.

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective on December 15, 2014 (60 days after the initial filing of the Form 10 Registration Statement). Although the Company filed an amendment to the Form 10 on Friday, December 5, 2014 responding to the comments of the Commission set forth in its letter to the Company dated November 14, 2014, the Company believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date in order that the Commission have sufficient time to review the Registration Statement. Accordingly, the Company respectfully requests that an order granting the withdrawal of the Form 10 Registration Statement be issued by the Commission immediately.

Should you have any questions regarding the foregoing application for withdrawal, please contact David Lubin at 516-887-8200, of David Lubin & Associates, PLLC, our legal counsel in connection with this filing.

Very truly yours,

GYROTRON TECHNOLOGY, INC.

By:	/s/ Vlad Sklyarevich
Name:	Vlad Sklyarevich
Title:	President